

November 21, 2022

Andrew Paradise
Chief Executive Officer and Chairman
Skillz Inc.
PO Box 445
San Francisco, CA 94104

> **Re: Skillz Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 10-Q for the Quarterly Period Ended September 30, 2022**
> **Filed November 7, 2022**
> **File No. 001-39243**

Dear Andrew Paradise:

We have reviewed your October 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2022 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 29

1. You state in your response to prior comment 6 that you define mature cohorts as monthly cohorts over three months old. In light of the significant portion of paying monthly active users that have been on the platform for less than three months, please tell us the average lifetime of a monthly cohort and how you monitor this in relation to user acquisition (UA) marketing spend, including the estimated payback period as of December 31, 2021 and September 30, 2022. In this regard, in your Form 10-K you disclose that each user cohort contributes predictably to revenue over its life and on page 30 of this Form 10-Q you refer

to having shorter payback periods by the end of 2024. Additionally, tell us the number of PMAU that would be characterized as mature cohorts at September 30, 2022.

2.      We note your revised disclosures in response to prior comment 3 where you state that the company is currently unable to estimate the "precise degree" to which expected reductions to UA marketing and engagement marketing will impact revenue. Considering the significantly lower quantitative revenue guidance for Fiscal 2022 provided in your 2022 earnings releases, it appears that you expect a material reduction in revenue attributable to reductions in UA marketing and engagement marketing spend, as well as other factors. Please tell us whether you are able to estimate a potential range of impact that such reductions and other factors will have on revenue and if so, revise to provide such quantitative estimate or range. Additionally, if you do not believe you can reasonably estimate the quantitative impact, or range of impact, on revenue, please revise to qualitatively disclose the extent to which you expect these factors to negatively impact revenue in Fiscal 2022 and potentially beyond the current fiscal year. Finally, revise to clarify the extent to which the revised financial outlook in the third quarter, including projected UA spend and slower migration of that spend to Aarki, compares to your previous financial outlook. Please provide us with proposed revised disclosures based on September 30, 2022 results.

Our Financial Model, page 31

3.      We note your response to prior comment 1. Your disclosure that Gross Marketplace Volume (GMV) represents entry fees that may be paid using cash deposits, prior winnings that have not been withdrawn, and end-user incentives continues to imply that Bonus Cash is not included within prior winnings. We note similar disclosure regarding paid entries on page 32. Please revise your disclosures regarding the components of GMV and paid entries to clarify the composition of prior winnings. Specifically disclose that they include Bonus Cash returned from prior winnings and remove references to "withdrawn" as Bonus Cash cannot be withdrawn. Disclose the nature of end-user incentives that you separately disclose as a component of GMV and paid entries and clarify whether these are only newly offered incentives and whether this includes both end-user incentives recorded as a reduction of revenue and incentives recorded as sales and marketing expense. Please provide us with a reconciliation of the end-user incentives as percentage of GMV in your table of supplemental information to the amount of end-user incentives disclosed in your financial statement footnotes on page 7. Finally, disclose, if true, that you are not able to estimate the amount of Bonus Cash that is included within the prior winnings that you disclose. Please provide us with proposed revised disclosures based on your September 30, 2022 results.

Results of Operations
Revenue, page 34

4.  We note your response to prior comment 5.  Please revise to quantify the dollar amount of UA marketing expense incurred for each period presented.  In this regard, your disclosure quantifies the dollar amount and percentage growth rates for engagement marketing expense and UA marketing expense, but the amount of UA marketing expense is not otherwise quantified within the filing.  Please provide us with proposed future disclosures based on your September 30, 2022 results.

Critical Accounting Policies and Estimates, page 43

5.  We note you performed an interim quantitative goodwill impairment evaluation during the three months ended September 30, 2022, and determined the fair value of your reporting unit was greater than the carrying value such that you did not record a goodwill impairment charge.  Please tell us, and revise to disclose, the following if you believe your single reporting unit is at risk of impairment:

    - The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test.
    - A discussion of the degree of uncertainty associated with the key assumptions used in estimating fair value of the reporting unit. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).
    - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    Alternatively, if you believe the reporting unit is not at risk, please disclose that fact and clarify whether the estimated fair value is substantially in excess of carrying value and explain how you made such determination.  Provide us with your proposed disclosures based upon your September 30, 2022 evaluation.  Additionally, provide us with similar proposed disclosures, as applicable, as it relates to your intangible assets.  Refer to Item 303(b)(3) and Item (c) of Regulation S-K.

    You may contact Joyce Sweeney, Staff Accountant, at 202-551-3449 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Steven J. Gavin, Esq.